January 25, 2006

Ms. April Sifford

Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:     Enbridge Energy Partners, L.P. (the “Partnership”)

Form 10-K of Fiscal Year Ended December 31, 2004

Filed February 25, 2005

File No. 1-10934

Dear Ms. Sifford:

We respectfully submit this response addressing comments received by your letter dated December 29, 2005, regarding the above-referenced filing.  We make every effort to provide fully informative and transparent disclosures in each of our filings and appreciate your comments to assist us in these efforts.

Set forth below are the comments of the SEC staff followed by our responses, which are numbered to correspond with the numbers set forth in the comment letter we received.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.               Your cash flow from financing activities reports over $3 billion of borrowings and repayments under debt agreements in your last fiscal year and similar amounts in the prior years.  Tell us what these borrowings and repayments represent, and how this activity relates to the debt reported in the notes to your financial statements.

Response:

The borrowings and repayments under our debt agreements in the fiscal years ended December 31, 2004, 2003 and 2002 primarily represent the gross amounts borrowed under the terms of our credit facilities to meet short-term operating needs, capital expenditures and acquisitions.  The amounts borrowed are repaid as funds are collected from operating activities or refinanced through the issuance of senior notes or additional partnership units.  Included with this letter as attachments 1, 2 and 3 are debt rollforward schedules for each of the years ending December 31, 2004, 2003 and 2002, respectively, which illustrate the relationship between the activity presented in the cash flow statement and the debt balances reported in the notes to the financial statements.

We have determined that within our debt rollforward schedules included as attachments 1, 2 and 3, we have included non-cash borrowing and repayment activity with respect to our credit facilities for the years ended December 31, 2004, 2003 and 2002.  On a gross basis, we have overstated the amount of our borrowings and repayments under our debt agreements in our consolidated statements of cash flows for the fiscal years ended December 31, 2004, 2003 and 2002 by $1,573 million, $1,094 million and $2,122 million, respectively. These amounts represent the portion of our borrowing and repayment activity that were settled on a non-cash basis in each of the years presented.

The net borrowing reported for each period does not change as a result of including these non-cash settlements in the gross borrowings and gross repayments.  Including this non-cash activity does not alter the amount reported as cash provided by financing activities presented in our consolidated statements of cash flows.  While we believe the inclusion of the non-cash activity in the gross borrowings and repayments under our debt agreements is not misleading to the reader of our consolidated financial statements, we are proposing changes to our consolidated financial statements and disclosures as indicated below.

In an effort to enhance and clarify the amounts presented in our consolidated statements of cash flows, we propose to revise the presentation on a prospective basis for all periods presented beginning with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2005 and for all subsequent reports to present the following:

A.           Within our consolidated statements of cash flows for each period presented, we will include line items similar to the following, as applicable, within the cash flows from financing activities to separately present:

•                  Repayments of credit facilities, net

•                  Net issuances (repayments) of commercial paper

•                  Proceeds from issuance of senior notes, net of issue costs

•                  Repayments of senior notes

•                  Repayments of First Mortgage Notes

•                  Borrowings from our General Partner and affiliates

•                  Repayments to our General Partner and affiliates

B.             Include disclosure within the debt footnote to our consolidated financial statements with language similar to the following to address any non-cash borrowing and repayment activity with respect to our credit facilities:

“Individual borrowings under the terms of our credit facilities generally become due and payable at the end of each contract period, typically a period of three months

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or less.  We have the option to repay these amounts on a non-cash basis by net settling with the parties to our credit facility by contemporaneously borrowing at the then current rate of interest and repaying the amounts due.  During the years ended December 31, 2004, 2003 and 2002, we net settled borrowings of approximately $1,573 million, $1,094 million and $2,122 million, on a non-cash basis.

We believe that a net presentation of the borrowings and repayments under the terms of our credit facilities within the consolidated statements of cash flows provides more meaningful information to the readers of our consolidated financial statements, because the balances are large and turnover quickly and the maturities are typically three months or less.  Our proposal to report our credit facility borrowings and repayments on a net basis is supported by the provisions of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“SFAS No. 95”), paragraph 13 which states:

“Items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.”

Our belief is also predicated upon the statements of the Financial Accounting Standards Board as presented in paragraph 79 of SFAS No. 95 which state:

“The Board generally agreed that nonfinancial as well as financial enterprises may have items for which the gross cash flows are not sufficiently relevant to require reporting them.  For very short-term investments, loans, and debt, relatively insignificant differences in the maturities of items may result in large differences in gross cash flows between enterprises or between periods that are not particularly meaningful.  For example, an enterprise that issues seven-day commercial paper and rolls it over every week would report financing cash inflows and outflows four times those of an enterprise that issues one-month paper.  While all gross cash flows are potentially relevant, the large reported differences in situations such as that described may not be sufficiently meaningful to require reporting of gross cash flows.  The Board therefore decided to permit cash flows stemming from all investments, loans, and debt with original maturities of three months or less to be reported net.”

2.               The discussion and analysis of financing activities starting on page 52 does not appear to address this borrowing and repayment under debt agreements.  Expand the discussion of your financing cash flows to address the nature and purpose of this activity.

Response:

Although the discussion and analysis of financing activities starting on page 52 does not address the borrowing and repayment under debt agreements, on pages 50 and 51 of our Form 10-K under the heading “Liquidity and Capital Resources” and the subheading “General,” we provide a general discussion of the use of our credit facilities to fund

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expansion projects and acquisitions and also the use of proceeds from our financing transactions to repay the amounts borrowed.  Additionally, beginning on page 54 of our Form 10-K we also provide a comprehensive discussion of our credit facilities and debt.

We agree that this discussion and analysis could be enhanced by including more specific explanation of the borrowing and repayment activities under the heading “Financing Activities.”  Management proposes to enhance future disclosures as illustrated in the following paragraph:

“Net cash provided by financing activities was $187.6 million in 2004, compared with $286.9 million in 2003.  During 2004, we made net repayments of $280.0 million on our credit facilities including borrowings and repayments of $1,573 representing net non-cash settlements with the parties to our credit facilities.  Additionally during 2004, we received proceeds of $495.4 million, excluding issuance costs of $4.6 million, from the issuance of $500 million in aggregate principle amount of our senior notes.  We used a portion of the proceeds from our senior note issuance to repay amounts outstanding under our credit facilities, which we initially borrowed to fund our capital expenditures for expansion projects and acquisitions.  We typically borrow on our credit facility for short-term operating activities and to fund capital expenditures for expansion projects and acquisitions.  During 2004, we also repaid $31 million on our First Mortgage Notes.”

We expect to file our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, within 45 days of the date of this letter.  In that filing, we propose to revise our consolidated statements of cash flows and provide disclosure in the notes to our consolidated financial statements to address the non-cash borrowings and repayments under the terms of our credit facilities as presented above.  We also propose to expand our discussion of borrowing and repayment activities under debt agreements within the heading “Financing Activities” with language similar to the discussion presented above.  In light of this, we respectfully request that we be allowed to address issues 1 & 2 prospectively in the Partnership’s 2005 Annual Report on Form 10-K and subsequent filings.

Please contact Mark Maki at (713) 821-2097 if you or any other members of the Commission Staff have any further questions or comments.

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In connection with this response to your comments regarding the above referenced filing, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Enbridge Energy Partners, L.P.

(Registrant)

By:              Enbridge Energy Management, L.L.C.,

as delegate of the Enbridge Energy Company, Inc. (the General Partner)

By:	/s/ Mark A. Maki
Mark A. Maki
Vice President – Finance

attachments

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Attachment 1

Enbridge Energy Partners, L.P.

Debt Rollforward Schedule

December 31, 2004

($ in millions)

	Balance at 12/31/2003	Borrowings		Repayments		Amortization & Other	Balance at 12/31/2004

364-day credit facility (1)	$215.0	$75.0	(2)	$290.0	(2)		$—
Three-year term credit facility	240.0	2,722.5	(2)	2,787.5	(2)		175.0
First Mortgage Notes	248.0			31.0			217.0
4.00% senior notes due 2009	—	200.0					200.0
7.90% senior notes due 2012	100.0						100.0
4.75% senior notes due 2013	200.0						200.0
5.35% senior notes due 2014	—	200.0					200.0
7.00% senior notes due 2018	100.0						100.0
7.125% senior notes due 2028	100.0						100.0
5.95% senior notes due 2033	200.0						200.0
6.30% senior notes due 2034	—	100.0					100.0
Unamortized discount	(1.2)					(0.4)	(1.6)

Total indebtedness	1,401.8	3,297.5		3,108.5		(0.4)	1,590.4
Less: Current portion	246.0					(215.0)	31.0

Total long-term indebtedness	$1,155.8	3,297.5		$3,108.5		$214.6	$1,559.4

Less: debt issue costs		4.6

Per Consolidated Statements of Cash Flows:
Borrowings under debt agreements		$3,292.9
Repayments of debt				$3,108.5

(1)              Facility was terminated and replaced in April 2004 with a $600 million three-year term credit facility maturing in 2007.

(2)              The combined total of credit facility borrowings and repayments include non-cash borrowings and repayments of $1,573 million.

Attachment 2

Enbridge Energy Partners, L.P.

Debt Rollforward Schedule

December 31, 2003

($ in millions)

	Balance at 12/31/2002	Borrowings		Repayments		Amortization & Other	Balance at 12/31/2003

364-day credit facility	$212.0	$1,277.0	(1)	$1,274.0	(1)		$215.0
Three-year term credit facility	252.0	980.0	(1)	992.0	(1)		240.0
First Mortgage Notes	279.0			31.0			248.0
4.00% senior notes due 2009	—						—
7.90% senior notes due 2012	100.0						100.0
4.75% senior notes due 2013	—	200.0					200.0
5.35% senior notes due 2014	—						—
7.00% senior notes due 2018	100.0						100.0
7.125% senior notes due 2028	100.0						100.0
5.95% senior notes due 2033	—	200.0					200.0
6.30% senior notes due 2034	—						—
Unamortized discount	(0.6)					(0.6)	(1.2)

Total indebtedness	1,042.4	2,657.0		2,297.0		(0.6)	1,401.8
Less: Current portion	31.0					215.0	246.0

Total long-term indebtedness	$1,011.4	2,657.0		$2,297.0		$(215.6)	$1,155.8

Less: debt issue costs		3.7

Per Consolidated Statements of Cash Flows:
Borrowings under debt agreements		$2,653.3
Repayments of debt				$2,297.0

(1)              The combined total of credit facility borrowings and repayments include non-cash borrowings and repayments of $1,094 million.

Attachment 3

Enbridge Energy Partners, L.P.

Debt Rollforward Schedule

December 31, 2002

($ in millions)

	Balance at 12/31/2001	Borrowings		Repayments		Amortization & Other	Balance at 12/31/2002

364-day credit facility	$—	$1,395.0	(1)	$1,183.0	(1)		$212.0
Revolving credit facility	137.0			137.0	(1)		—
Three-year term credit facility	—	1,544.0	(1)	1,292.0	(1)		252.0
First Mortgage Notes	310.0			31.0			279.0
4.00% senior notes due 2009	—						—
7.90% senior notes due 2012	100.0						100.0
4.75% senior notes due 2013	—						—
5.35% senior notes due 2014	—						—
7.00% senior notes due 2018	100.0						100.0
7.125% senior notes due 2028	100.0						100.0
5.95% senior notes due 2033	—						—
6.30% senior notes due 2034	—						—
Unamortized discount	(0.6)						(0.6)

Total indebtedness	746.4	2,939.0		2,643.0		—	1,042.4
Less: Current portion	31.0						31.0

Total long-term indebtedness	$715.4	$2,939.0		$2,643.0		$—	$1,011.4
Per Consolidated Statements of Cash Flows:
Borrowings under debt agreements		$2,939.0
Repayments of debt				$2,643.0

(1)              The combined total of credit facility borrowings and repayments include non-cash borrowings and repayments of $2,122 million.